FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1.     Full name and address of the seller.

       Silver Standard Resources Inc.
       1180 - 999 West Hastings Street
       Vancouver, B.C.    V6C 2W2

2.	Full name and address of the Issuer of the securities traded.

       Silver Standard Resources Inc.
       1180 - 999 West Hastings Street
       Vancouver, B.C.    V6C 2W2

3.	Description of the securities traded.

       Common shares

4.	Date of the trade(s).

       June 17, 2003

5.	Particulars of the trade(s).

Name of purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Aber Diamond Corp. Toronto, O.N.	40,066	$6.85	$274,452.10	S. 2.3 of Rule 45-501

6.

The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7.	State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.

       N/A

8.	Calculation of Fees payable upon filing Form 45-501F1: (See section 7.3 of Rule 45-501 Exempt Distributions).

Total Fees payable: $Nil

9.	Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at   Vancouver, British Columbia

this   24th   day of    June   , 2003.

Silver Standard Resources Inc. _________________________________ (Name of seller or agent - please print)

/s/ Linda J. Sue _________________________________ Signature

Corporate Secretary _________________________________ (Official capacity - please print)

Linda J. Sue _________________________________ (Please print name of individual whose signature appears above, if different from name of seller or agent printed above)